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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2024

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer S.A. Av. Brigadeiro Faria Lima, 2.170, 12227-901 - S.J. dos Campos - SP Brasil

EMBRAER S.A. COMPANHIA ABERTA CNPJ Nº 07.689.002/0001-89 NIRE 35.300.325.761	EMBRAER S.A. PUBLICLY HELD COMPANY CNPJ No. 07.689.002/0001-89 NIRE 35.300.325.761
ATA Nº 44/2024 - LIVRO 008 REUNIÃO ORDINÁRIA DO CONSELHO DE ADMINISTRAÇÃO REALIZADA EM 14 DE MARÇO DE 2024	MINUTES Nº 44/2024 - BOOK 008 MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 14, 2024

O Conselho de Administração da Embraer S.A. ("Embraer'' ou "Companhia") reuniu-se sob a presidência de Alexandre Gonçalves Silva e com a participação dos Conselheiros abaixo assinados para deliberar sobre a celebração de contratos de derivativos na modalidade “equity swap”, nos termos do Anexo I a esta ata, elaborado em conformidade com o artigo 6º da RCVM 77 e Anexo G da RCVM 80.

Considerando (i) o plano de incentivo de longo prazo; (ii) a necessidade de mitigar as oscilações nas cotações das ações de emissão da Embraer; (iii) a recomendação positiva do Comitê de Auditoria, Riscos e Ética, o Conselho de Administração aprovou a celebração de contratos de derivativos na modalidade “equity swap”, com as seguintes características:

a) contraparte: Banco Santander S.A.;

b) ativo subjacente: 3.290.230 de ações EMBR3 representando aproximadamente 0.4% do total de ações ordinárias da Companhia;

c) prazo: 18 meses;

d) execução: 10 dias corridos ou a data em que o Banco Santander adquirir a totalidade das ações, o que ocorrer primeiro; Participação mínima: 1% diária; Participação máxima: 25% diária;

e) custo total para a Embraer: CDI + 0.80% a.a. sobre o valor nocional do swap;

f) mecanismo de mitigação de riscos: chamada de margem com verificação semanal onde qualquer 30% sobre o valor da marcação a mercado (MTM) negativa para qualquer contraparte do swap.

The Board of Directors (“BoD”) of Embraer S.A. (“Embraer” or the “Company”) met having as Chairman Alexandre Gonçalves Silva and with the participation of the undersigned members of the Board of Directors to decide on the entering into derivative agreements of “equity swap”, pursuant to Exhibit I, prepared in accordance with Article 6 of RCVM 77 and Annex G of RCVM 80.

Considering (i) long-term incentive plan; (ii) the need mitigate the Company’s stock price fluctuations; and (iii) the positive recommendations from the Audit, Risks and Ethics Committee, the Board of Directors approved the entering into derivative agreements of “equity swap”, with the following characteristics:

a) counterparty: Banco Santander S.A.;

b) asset of the swap: 3.290.230 shares of EMBR3 representing 0.4% the total outstanding shares of Embraer;

c) term: 18 months;

d) execution: 10 trading sessions or when Santander buys the total number of shares, whichever occurs first; Minimum Participation on the daily trading: 1%; Maximum Participation on the daily trading: 25%;

e) cost for Embraer: CDI + 0.80% p.a. over the notional value of the swap;

f) risk mitigation: margin calls with weekly verification where any 30% of variation on the Market to Market negative to any part.

14 de março de 2024.	March 14, 2024.

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Cont. da Ata nº 44/2024 - Livro 008 Reunião Ordinária do Conselho de Administração realizada em 14 de março de 2024	Cont. of Minutes nº 44/2024 - Book 008 Ordinary Meeting of the Board of Directors held on March 14, 2024

Alexandre Gonçalves Silva	Raul Calfat
Presidente/Chairman	Vice-Presidente/Vice-Chairman

Alexandre Magalhães Filho	Claudia Sender Ramirez
Conselheiro/Member of BoD	Conselheira/ Member of BoD

Dan Ioschpe	Edmilson Saes
Conselheiro/Member of BoD	Conselheiro/Member of BoD

Kevin Gregory McAllister	Márcio Fernando Elias Rosa
Conselheiro/Member of BoD	Conselheiro/Member of BoD

Mauro Gentile Rodrigues da Cunha	Pedro Luís Farcic
Conselheiro/Member of BoD	Conselheiro/Member of BoD

Todd Messer Freeman	Fabiana Klajner Leschziner
Conselheiro/Member of BoD	Secretária/Secretary

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Cont. da Ata nº 44/2024 - Livro 008 Reunião Ordinária do Conselho de Administração realizada em 14 de março de 2024	Cont. of Minutes nº 44/2024 - Book 008 Ordinary Meeting of the Board of Directors held on March 14, 2024

Anexo G DA RESOLUÇÃO CVM Nº 80/22

(Negociação de Ações de Própria Emissão)

1.              Justificar pormenorizadamente o objetivo e os efeitos econômicos esperados da operação;

A Companhia possui planos de incentivo de longo prazo baseado em ações, que permitem aos administradores ou empregados, da Companhia ou de outras sociedades sob o seu controle direto ou indireto, sujeitos a determinadas condições, receber remuneração baseada na variação da cotação das ações emitidas pela Companhia. Por meio da operação de equity swap ora aprovada, a Companhia receberá a variação do preço relacionado às ações de emissão da Companhia negociadas em bolsa, mitigando os efeitos da oscilação das cotações das ações tendo em vista a remuneração baseada em ações da Companhia.

2.              Informar as quantidades de ações (i) em circulação e (ii) já mantidas em tesouraria;

Ações em circulação 734.632.806 ações, data-base de 14 de março de 2024.

Ações mantidas em tesouraria: 5.832.238 ações, data-base de 14 de março de 2024.

3.              Informar a quantidade de ações que poderão ser adquiridas ou alienadas;

Como se trata de operação envolvendo equity swap, com liquidação exclusivamente financeira, não haverá aquisição ou alienações de ações pela Companhia. Os contratos poderão acarretar a exposição em até 3.290.230 de ações ordinárias.

4.              Descrever as principais características dos instrumentos derivativos que a companhia vier a utilizar, se houver;

O instrumento a ser utilizado (equity swap) permite à Companhia receber a variação de preço relacionado às ações de sua emissão negociadas em bolsa (ponta ativa) e pagar CDI acrescido de uma taxa (ponta passiva), durante a vigência do respectivo contrato, conforme o caso. Tais contratos possuirão liquidação financeira.

5.              Descrever, se houver, eventuais acordos ou orientações de voto existentes entre a companhia e a contraparte das operações;

Não há.

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Cont. da Ata nº 44/2024 - Livro 008 Reunião Ordinária do Conselho de Administração realizada em 14 de março de 2024	Cont. of Minutes nº 44/2024 - Book 008 Ordinary Meeting of the Board of Directors held on March 14, 2024

6.              Na hipótese de operações cursadas fora de mercados organizados de valores mobiliários, informar:

a.                        o preço máximo (mínimo) pelo qual as ações serão adquiridas (alienadas);

Não aplicável.

b.                       se for o caso, as razões que justificam a realização da operação a preços mais de 10% (dez por cento) superiores, no caso de aquisição, ou mais de 10% (dez por cento) inferiores, no caso de alienação, à média da cotação, ponderada pelo volume, nos 10 (dez) pregões anteriores;

Não aplicável.

7.              Informar, se houver, os impactos que a negociação terá sobre a composição do controle acionário ou da estrutura administrativa da sociedade;

Não haverá impactos na estrutura administrativa da Companhia.

8.              Identificar as contrapartes, se conhecidas, e, em se tratando de parte relacionada à companhia, tal como definida pelas regras contábeis que tratam desse assunto, fornecer ainda as informações exigidas pelo art. 9º da Resolução CVM nº 81, de 29 de março de 2022;

As operações serão contratadas junto ao Banco Santander S.A.

9.              Indicar a destinação dos recursos auferidos, se for o caso;

Se ocorrer o recebimento de recursos ele será utilizado para complementar o pagamento do plano de inventivo de longo prazo baseado em ação dos administradores e empregados da Companhia.

10.           Indicar o prazo máximo para a liquidação das operações autorizadas;

O prazo máximo para a realização das operações é de 18 meses, com início em 22 de março de 2024 e encerramento em 22 de setembro de 2025.

11.           Identificar instituições que atuarão como intermediárias, se houver;

Não aplicável.

12.           Especificar os recursos disponíveis a serem utilizados, na forma do art. 8º, § 1º, da Resolução CVM nº 77, de 29 de março de 2022.

Não aplicável, pois as operações de equity swap não serão celebradas com previsão de liquidação física.

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Cont. da Ata nº 44/2024 - Livro 008 Reunião Ordinária do Conselho de Administração realizada em 14 de março de 2024	Cont. of Minutes nº 44/2024 - Book 008 Ordinary Meeting of the Board of Directors held on March 14, 2024

13.           Especificar as razões pelas quais os membros do conselho de administração se sentem confortáveis de que a recompra de ações não prejudicará o cumprimento das obrigações assumidas com credores nem o pagamento de dividendos obrigatórios, fixos ou mínimos.

Os membros do Conselho de Administração entendem que a situação financeira atual da Companhia é compatível com a contratação das operações de equity swap nas condições aprovadas e se sentem confortáveis de que a operação não prejudicará o cumprimento pela Companhia das obrigações assumidas com credores nem o pagamento de dividendos obrigatórios apurados na forma da lei e aprovados pela assembleia geral.

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Cont. da Ata nº 44/2024 - Livro 008 Reunião Ordinária do Conselho de Administração realizada em 14 de março de 2024	Cont. of Minutes nº 44/2024 - Book 008 Ordinary Meeting of the Board of Directors held on March 14, 2024

EXHIBIT G OF RESOLUTION CVM Nº 80/22

Trading in Shares of its Own Issue

1. Purpose and the expected economic effects of the disposal:

The Company has long-term incentive plans share-based, that allow the directors, officers or employees of the Company or of its direct or indirect controlled entities, to receive compensation based on the oscillation of the prices of the shares issued by the Company, under certain conditions. Through the approved equity swap transaction, the Company will receive the price variation related to the shares issued by the Company and traded on the stock exchange, aiming to mitigate the possible effects of the stock prices’ oscillation considering the share-based payment programs of the Company.

2. To inform the number of (i) outstanding shares and (ii) shares already held in treasury:

Outstanding shares: 734,632,806 in March 14, 2024.

Shares in treasury: 5,832,238 in March 14, 2024.

3. To inform the number of shares that may be purchased or disposed of:

As the transaction involves equity swap, with exclusive financial settlement, there will not be any purchase or disposal of shares by the Company. The contracts may result in an exposure of up to 3.290.230 common shares.

4. To describe the main characteristics of the derivative instruments that the Company may use, if any:

The equity swap allows the Company to receive the price variation related to its shares traded on the stock exchange and pay CDI plus a fee, during the term of the relevant agreement, as applicable. Such agreements will be financially settled.

5. To describe, if any, any agreements or voting guidelines that exist between the company and the counterparty of the transactions:

There are none.

6. In case of transactions processed outside organized securities markets, to inform:

a. the maximum (minimum) price by which the shares will be acquired (sold); and

Not applicable.

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Cont. da Ata nº 44/2024 - Livro 008 Reunião Ordinária do Conselho de Administração realizada em 14 de março de 2024	Cont. of Minutes nº 44/2024 - Book 008 Ordinary Meeting of the Board of Directors held on March 14, 2024

b. if applicable, the reasons justifying the operation at prices more than 10% (ten percent) higher, in the case of acquisition, or more than 10% (ten percent) lower, in the case of sale, to the average of the quoted price, weighted by the volume, in the previous 10 (ten) trading sessions;

Not applicable.

7. To inform, if any, the impacts that the trading will produce on the control composition or the administrative structure of the Company:

The operation will not have any impact on the administrative structure of the Company.

8. To identify the counterparties, if known, and, in case of a related party of the Company, as defined by the accounting rules, also provide the information required by article 9 of CVM Resolution No. 81/22:

The counterparty will be Banco Santander S.A.

9. To indicate the destination of the resources obtained, if applicable:

In case the Company receives resources, it will be used to supplement the payment of the long-term action-based inventive plan of the Company's managers and employees.

10. To indicate the maximum term for settlement of the authorized operations:

The settlement of the approved equity swap transactions will take place within a maximum period of 18 months from March 22, 2024, up to September 22, 2025.

11. To identify institutions that will act as intermediaries, if any:

Not applicable.

12. To specify the available resources to be used, in the form of article 8, paragraph 1, of CVM Resolution No. 77/22:

Not applicable, as the equity swap transactions will not be physically settled.

13. To specify the reasons why the members of the Board of Directors are comfortable that the repurchase of shares will not affect the performance of the obligations assumed with creditors nor the payment of mandatory, fixed or minimum dividends.

The members of the Board of Directors believe that the Company's current financial situation is compatible with the contracting of equity swap operations under the approved conditions and are comfortable that the operation will not affect the Company's compliance regarding the obligations assumed with creditors, nor the payment of mandatory dividends calculated in accordance with the law and approved by the general meeting.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2024

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations